REDCORP

NEWS RELEASE

September 4, 2002

News Release 02-07

HAWK PROPERTY BC – HIGH GRADE GOLD-COPPER ZONES EXTENDED DRILLING TO COMMENCE IMMEDIATELY

Redcorp Ventures Ltd. (RDV-TSE) is pleased to announce that initial surface work at the Hawk gold property in north central British Columbia has extended the known high-grade gold-copper zones and confirmed their remarkable grade continuity.

Surface mapping and sampling has identified two parallel veins at the Radio zone, and has traced these veins along strike to the SW zone, establishing that the two zones are actually on the same structure. These veins now have been exposed at numerous sites over a known strike length of at least 3,000 meters, and consistently return high-grade gold +/- copper grades over their entire strike length. Highlights of recent sampling from the Radio / SW veins include:

Sample No.	Width (m)	Au (gpt)	Au (oz./ton)	Cu (%)
BCR016	Float	18.10	0.53	4.41
BCR017	0.20	18.30	0.53	3.36
BCR019	0.21	15.40	0.45	1.12
BCR026	0.35	27.90	0.81	
BCR027	0.10	19.20	0.56	2.98
BCR028	0.15	29.80	0.87	1.84
BCR033	0.15	55.50	1.62	2.96
BCR035	0.25	20.10	0.59	
BCR037	0.45	15.40	0.45	
BCR039	Float	24.80	0.72	3.21
BCR041	0.30	36.90	1.08	1.02
BCR042	0.30	123.10	3.59	1.73

The AD vein occurs parallel to and 1,400 meters north of the Radio / SW veins. Follow-up work 800 meters along strike from the known AD showing (96.0 gpt (2.80 oz/ton) gold over 3.0 m width – previously reported) has discovered mineralized quartz vein float assaying 22.1 and 30.6 gpt gold. This material is interpreted to represent the extension of the AD zone, and indicates a minimum strike extent of 1,000 meters for the AD vein.

An initial 1,500 meter diamond drilling program to begin testing these extensive vein systems at depth is scheduled to begin immediately. Hy-Tech Drilling Ltd is mobilizing to the site today.

dlw 9/17

REDCORP VENTURES LTD.

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

The Company is encouraged by the consistent high-grade assay tenor and extensive strike length of the known Hawk property veins and will now focus on searching for wider areas within them, continuing to extend their strike length, and on discovering new veins within the 6,600 hectare property. Recent prospecting has established the presence of at least one new vein-bearing structure between the Radio and AD zones. Assay results from samples collected from the new veins are awaited. Soil sampling has also been completed over an expanded area from previous grids to assist in delineating and identifying extensions to existing veins and new mineralized vein structures. Compilation of soil survey analyses is in progress.

Mineralized samples from the Hawk property were submitted to EcoTech Laboratorys in Kamloops, BC for standard ICP analysis and gold assays by industry standard fire assay methods. Lab standard samples are utilized and repeat assays are conducted on high-grade samples. Redcorp intends to run screened fire assays on zones where visible gold is observed or coarse gold is indicated by significant variations in repeat assays. To date no screened assays have been conducted.

Redcorp Ventures Ltd. is a junior mining company based in Vancouver BC. In addition to the Hawk property, Redcorp owns Redfern Resources Ltd.which holds a 100% interest in the Tulsequah Chief project, a polymetallic zinc-copper-gold-silver mine at the development stage in northwest BC. Redfern continues to await an overdue decision by the BC government with respect to the certification of the Tulsequah project in order to allow mine development to proceed.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President

Suite 710, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

FILE No. 82-1824

REDCORP

Interim report
for the 6 months ended
June 30, 2002

Management Discussion

This discussion should be read in conjunction with the accompanying six month unaudited consolidated financial statements for Redcorp Ventures Ltd. ("Redcorp") and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending June 30, 2002.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's main properties are the Hawk gold project in north central British Columbia and Redfern, which owns and operates the Tulsequah Project in northwest British Columbia.

As disclosed in the notes to the consolidated financial statements the Company has changed its accounting method for mineral property exploration costs to expense such costs until a project is shown to be financially viable as a result of a feasibility study and has obtained all necessary environmental assessment certificates and operating permits to allow a production decision. Prior to this change the Company capitalized all direct cost related to the exploration of mineral property interests.

During the six months ended June 30, 2002 Redfern continued with its efforts to obtain reinstatement of permit approvals for the Tulsequah Chief project and Redcorp acquired additional claims at the Hawk project.

The Tulsequah environmental assessment re-consideration process ordered by the BC Supreme Court in July 2000 was ordered set aside by the BC Court of Appeal in their decision released January 31, 2002. The project was instead remitted back to the responsible Ministers for a new decision on a Project Approval Certificate. Subsequently, the Court Order for this decision was entered and the Company awaited the completion of the assembly of the necessary documents by the Environmental Assessment Office and the formal remission. That remission took place on June 3. The BC Environmental Assessment Act statutes require the Ministers to issue their decision within 45 days. As of mid-August that decision has not yet been rendered and the Ministers are in default of the timeline requirements, although the Act does permit the Ministers to issue a time-line extension. At this point Redfern does not know when the decision will be made.

REDCORP VENTURES LTD.

Box 40, Suite 900, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: 604 669 4775 □ Fax: 604 669 5330

REDCORP VENTURES LTD.
Consolidated Balance Sheets

		June 30, 2002 (unaudited)		December 31, 2001 (audited)
ASSETS				
Current Assets:				
Cash & term deposits	$	609,719	$	208,843
Accounts receivable		54,810		47,404
Income tax recovery		74,928		74,928
Prepaid expenses		9,118		13,357
Total current assets		748,575		344,532
Long term investment		40,936		109,277
Fixed assets		9,600		4,442
Oil & Gas interests		35,569		51,871
Mineral leases and claims		3,179,200		3,175,000
Cash and term deposits held for future remediation		1,942,840		1,923,714
	$	5,956,720	$	5,608,836
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	46,487	$	56,985
		46,487		56,985
Shareholders' Equity:				
Share Capital:				
Authorized - Unlimited				
Issued and fully paid (note 2)		32,512,482		32,015,716
Deficit		(26,602,249)		(26,463,865)
Total shareholders' equity		5,910,233		5,551,851
	$	5,956,720	$	5,608,836

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows

(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2002	June 30, 2001	**June 30, 2002**	June 30, 2001
Cash provided by (Used in)				
Operations:				
Net loss	**$ (137,675)**	$ (201,914)	**$ (138,384)**	$ (311,842)
Items not affecting cash				
Amortization	**743**	328	**1,427**	640
Oil and gas depletion	**8,151**	8,151	**16,302**	16,302
Shares issued for interest	**-**	15,792	**-**	15,792
Exchange loss(gain) on current portion of long term debt	**-**	(8,023)	**-**	650
Gain on sale of securities	**-**	-	**(103,890)**	-
Net change in non-cash operating working capital	**25,920**	(64,431)	**(13,665)**	(35,251)
	(102,861)	(250,097)	**(238,210)**	(313,709)
Financings:				
Issuance of share capital to acquire mineral property	**-**	-	**4,200**	-
Issuance of share capital for cash, net	**492,566**	-	**-**	394,209
Reduction due to exchange gain on long term debt	**-**	-	**492,566**	-
	492,566	-	**496,766**	394,209
Investments				
Acquisition of mineral claims	**-**	-	**(4,200)**	-
Proceeds on sale of long term investment shares	**-**	-	**172,231**	-
Purchase of fixed assets	**(5,864)**	(406)	**(6,585)**	(4,899)
Cash and term deposits held for future remediation	**(9,616)**	(31,294)	**(19,126)**	(53,570)
	(15,480)	(31,700)	**142,320**	(58,469)
Increase (decrease) in cash	**374,225**	**(281,797)**	**400,876**	**22,031**
Cash and term deposits, beginning of period	**235,494**	660,284	**208,843**	356,456
Cash and term deposits, end of period	**$ 609,719**	$ 378,487	**$ 609,719**	$ 378,487
Supplementary disclosures				
Non-cash financing activities				
Foreign exchange on long-term debt	**$ -**	$ (8,023)	**$ -**	$ 650
Common shares issued for interest on long-term debt	**-**	15,792	**-**	15,792
Income taxes	**-**	(20,593)	**-**	(31,693)

3. Change in Accounting Policy of Deferred Exploration Costs:

The Company changed its method of accounting for mineral property exploration costs to expense such costs until the receipt of a legally binding Project Approval Certificate from the responsible government ministers together with an appropriate feasibility study confirming the economic viability of the project. Prior to the change, the Company capitalized all direct costs related to the exploration of mineral property interests.